UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CBC ACQUISITION CORP. 1

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☐ Rule 13d-1(c)

 ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Plato Star Group Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Citizenship or Place of Organization ..... British Virgin Islands.…………...................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power ............3,675,000........................................................................................

	6.	Shared Voting Power .......0..………….......................................................................................

	7.	Sole Dispositive Power............ 3,675,000.................................................................................

	8.	Shared Dispositive Power ..........0..................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 3,675,000………………........

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

11.	Percent of Class Represented by Amount in Row (11) .............49%.(1)..............................

12.
Type of Reporting Person (See Instructions)
.......OO...........................................................................................................................................

(1)  Based on 7,500,000 shares of common stock issued and outstanding as of the date of this report.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Chi Wu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Citizenship or Place of Organization ..... Canada.…………..............................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power ............75,000........................................................................................

	6.	Shared Voting Power ......3,675,000..………….......................................................................................

	7.	Sole Dispositive Power............ 75,000.................................................................................

	8.	Shared Dispositive Power ..........3,675,000..................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 3,750,000 (1)…………………….......

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

11.	Percent of Class Represented by Amount in Row (11) .............50%(2).............................

12.
Type of Reporting Person (See Instructions)
.......IN...........................................................................................................................................

(1)  Represents 75,000 shares of the common stock of the Issuer owned of record by Chi Wu and 3,675,000 shares of the common stock of the Issuer owned of record by Plato Star Group Limited.
(2)  Based on 7,500,000 shares of common stock issued and outstanding as of the date of this report.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Yousan Su

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Citizenship or Place of Organization .....China.…………..............................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power .....................................................................................................................................

	6.	Shared Voting Power ......3,675,000..………….......................................................................................

	7.	Sole Dispositive Power............ …………………….................................................................................

	8.	Shared Dispositive Power ..........3,675,000..................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 3,675,000 (1)…………………….......

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

11.	Percent of Class Represented by Amount in Row (11) .............49%(2).............................

12.
Type of Reporting Person (See Instructions)
.......IN...........................................................................................................................................

(1) Represents 3,675,000 shares of the common stock of the Issuer owned of record by Plato Star Group Limited.

(2) Based on 7,500,000 shares of common stock issued and outstanding as of the date of this report

Item 1.

(a)  The name of the issuer is CBC Acquisition Corp. 1 (the “Issuer”).
(b)  The principal executive office of the Issuer is located at 745 E. Valley Blvd. #326, San Gabriel, CA 91776.

Item 2.

(a) The names of the reporting persons are Plato Star Group Limited (“PSGL”), Chi Wu and Yousan Su (collectively, the “Reporting Persons”).

(b) The business address of PSGL and Yousan Su is Suite 2-901, Building 5, Beichen Green Garden, Beiyuan Road, Chaoyang District, Beijing, China 100107. The business address of Chi Wu is 745 E. Valley Blvd. #326, San Gabriel, CA 91776.

 (c) PSGL is organized in British Virgin Islands. Chi Wu is a citizen of Canada. Yousan Su is a citizen of China.

(d) This Schedule 13G relates to the common stock, par value $.0001 per share (the “Common Stock”), of the Issuer.

(e) Not applicable.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership

PSGL if the record owner of an aggregate of 3,675,000 shares of the Common Stock of the Issuer, representing 49% of the outstanding shares of Common Stock of the Issuer. Chi Wu beneficially owns an aggregate of 3,750,000 shares of Common Stock of the Issuer, consisting of 75,000 shares of Common Stock owned of record and 3,675,000 shares of Common Stock owned of record by PSGL. Chi Wu is the sole officer and a director and owns 4% of the outstanding interests of PSGL. Chi Wu shares voting and investment control with Yousan Su, a director and owner of 92% of the outstanding interests of PSGL. Each of Chi Wu and Yousan Su may be deemed to beneficially own the shares of Common Stock owned of record by Plato Star Group Limited.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, the owner of the remaining 4% of the outstanding interests of PSGL has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of securities identified in this report. Such owner beneficially owns less than 5% of the securities of the Issuer.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2011	Plato Star Group Limited

	By:	/s/ Chi Wu
Chi Wu, President

/s/ Chi Wu
Chi Wu

/s/ Yousan Su
Yousan Su

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of CBC Acquisition Corp 1, and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information in inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 15, 2011.

Plato Star Group Limited

By:	/s/ Chi Wu
Chi Wu, President

/s/ Chi Wu
Chi Wu

/s/ Yousan Su
Yousan Su